BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B

First Cova Russell-Select Variable Annuity

Supplement Dated September 19, 2024 to the

Disclosure Notice dated April 29, 2024

This supplement revises information contained in the Disclosure Notice for the variable annuity contracts referenced above issued by Brighthouse Life Insurance Company of NY. You should read this supplement in conjunction with your Disclosure Notice and retain it for future reference.

Effective on about September 13, 2024, the sub-advisers for the Strategic Bond Fund (the “Fund”) changed. The following replaces the list of sub-advisers for the Strategic Bond Fund in Appendix A of the Disclosure Notice.

•	RBC Global Asset Management (UK) Limited

•	Schroder Investment Management North America Inc.

•	Western Asset Management Company LLC and Western Asset Management Company Limited*

*According to a supplement to the prospectus for the Fund, dated September 13, 2024, the Fund is in the process of reducing its allocation to Western Asset Management Company LLC and Western Asset Management Company Limited (together “Western”) to zero. The aforementioned supplement also indicates that, subject to Board approval, it is expected that Western will be formally terminated as a money manager for the Fund in the third or fourth quarter of 2024.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE